UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 29, 2025 titled “GeoPark Board Confirms Rejection of Unsolicited Acquisition Proposal from Parex Resources”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK BOARD CONFIRMS REJECTION OF UNSOLICITED ACQUISITION PROPOSAL FROM PAREX RESOURCES

Bogota, Colombia – October 29, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today confirmed its Board of Directors (“Board”) has reviewed and unanimously rejected an unsolicited, non-binding proposal from Parex Resources Inc. (“Parex”) to acquire GeoPark in an all-cash transaction for $9.00 per share, received on September 4, 2025, prior to the announcement of GeoPark’s transformative acquisition in Vaca Muerta. Parex’s proposal was submitted “on the basis that GeoPark shall keep its existence and contents strictly confidential.”

Following a comprehensive process, which included numerous Board and committee meetings conducted in consultation with independent financial and legal advisors, the Board unanimously concluded that the proposal significantly undervalues GeoPark, fails to recognize its growth prospects and diversified portfolio, and is not in the best interests of GeoPark or its shareholders. Specifically, the proposal does not reward GeoPark shareholders for the anticipated approximately 46% increase in production by full-year 2028 and approximately 70% increase in adjusted EBITDA over the same time period, as outlined in the strategic plan presented at GeoPark’s Investor Day on October 21, 20251.

GeoPark is laser focused on executing its strategy that it presented at its Investor Day, building on a strong operational and financial foundation. The Company’s proven track record—demonstrated by the development of its flagship Llanos 34 block, which GeoPark has successfully operated for the last 13 years, taking it from zero to over 200 million barrels discovered—underscores its industry-leading operating capability. GeoPark maintains top-quartile performance in safety, cost efficiency, and capital efficiency, supported by disciplined execution and a committed, high-performing team.

Parex’s presentation — titled “Vision to Create Colombia’s Premier Energy Company” — both mischaracterizes and fails to assign any value to who GeoPark is today. Following its recent expansion into Argentina’s Vaca Muerta basin, one of the fastest-growing oil and gas basins in the world, GeoPark is now a diversified Latin American energy company with a balanced portfolio in two of the region’s most attractive jurisdictions. The Vaca Muerta acquisition, already closed and integrated into the portfolio, adds approximately 60 million barrels of recoverable resources, extends GeoPark’s 2P reserve life index to around ten years, and positions the Company to add about 20,000 boepd of new production within the next three years. By failing to update its offer to reflect the Vaca Muerta transaction and its proven reserves potential, Parex’s proposal significantly undervalues GeoPark and its growth trajectory. In fact, Parex's CEO explicitly informed GeoPark’s CEO on October 10th that it has no interest in Argentina, further underscoring its failure to recognize the strategic and financial value of these assets.

Felipe Bayon, Chief Executive Officer of GeoPark, said, “We believe that Parex’s unsolicited proposal significantly undervalues GeoPark’s assets and its long-term prospects. As we recently outlined at our Investor Day, GeoPark has a strong balance sheet and is executing a disciplined strategic growth plan, leveraging our solid foundation in Colombia and growth platform from our transformational acquisition in Vaca Muerta. We are confident that the long-term plan and the proven execution track record of the talented GeoPark team will create significant value for our shareholders. Accepting Parex Resources’ proposal now would deny our shareholders the ability to realize the full value of their investment.”

1 Compared to Full-Year 2025 estimates.

The Board remains fully committed to acting in the best interests of all shareholders and will continue to consider opportunities that fairly reflect the Company’s value, strategy, and long-term potential.

Goldman Sachs & Co. LLC is serving as financial advisor, Davis Polk & Wardwell LLP and Conyers are serving as legal counsel, Okapi Partners is serving as proxy advisor, and FGS Global is serving as strategic communications advisor to GeoPark.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com
FGS Global: Kelsey Markovich/Ben Spicehandler	GeoPark@fgsglobal.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding our intent, belief or current expectations regarding various matters, including the offer received from Parex Resources, our long-term prospects, our growth plan (and our expected increase in anticipated production and Adjusted EBITDA by 2028), our acquisition in Vaca Muerta, and the creation of significant value for our shareholders. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: October 30, 2025